Exhibit 99.1

ELAINE WYNN

May 11, 2018

By Email
Wynn Resorts, Limited

3131 Las Vegas Boulevard South

Las Vegas, Nevada 89109

Attention: Mr. Boone Wayson, Chairman of the Board

Dear Boone:

For a week, I have been asking to meet with the three new independent directors before the annual meeting.  Your rejection of my perfectly reasonable request starts with the fiction that good governance requires that I meet with the entire board and the CEO at the same time. You then use that as the basis for saying that such a meeting could take place only after the annual meeting—another fiction, because it is clear that the entire board will be in town the night before the meeting.

I have since learned that the three new independent directors will be at a women’s leadership forum hosted by the Company the evening of Monday, May 14.  Since they presumably will be in Las Vegas from Monday through the annual meeting on Wednesday, it seems that they ought to have time to meet with the Company’s largest stockholder before the annual meeting.

I repeat my request to meet with Ms. Atkins, Ms. Myers and Ms. Webb.  While I would have preferred to meet earlier, I am prepared to make myself available to meet with them at The Wynn any time on Monday, May 14, or Tuesday, May 15.

Very truly yours,

3800 Howard Hughes Parkway | Suite 960 | Las Vegas, NV 89169 | T: 702.454.WYNN